FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of August 2004	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
Mexico, D.F. 01210
(Address of principal office)

           (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                (Check One) Form 20-F x Form 40-F ___

           (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                (Check One) Yes   No x

           (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)
Ticker: KOF

Ratio of KOF.L to KOF = 10:1

For Further Information:
Investor Relations

Alfredo Fernandez
afernandeze@kof.com.mx
(5255) 5081-5120 / 5121

Julieta Naranjo
Investor Relations
jnaranjo@kof.com.mx
(5255) 5081-5148

Website:
www.cocacola-femsa.com.mx

COCA-COLA FEMSA ANNOUNCES RECORD DATE
FOR RIGHTS OFFERING

Mexico City (August 5, 2004) – Coca-Cola FEMSA, S.A. de C.V. announced August 13, 2004 as the record date for its offering of up to 98,840,861 of its newly-issued Series L Shares, including Series L Shares in the form of American Depositary Shares, to holders of its Series L Shares and American Depositary Shares, as applicable, in a rights offering.

Holders of Series L Shares or American Depositary Shares are expected to receive one right to subscribe for 0.3650632 Series L Shares or American Depositary Shares, as applicable, held on the record date. The subscription price will be the Mexican peso equivalent of U.S.$2.216 per Series L Share or U.S.$22.16 per American Depositary Share, as applicable.

Provided that the required publication is made in the Official Gazette of corporate domicile, the offering is expected to commence on August 17, 2004 at 8:00 a.m. Mexico City time (9:00 a.m. New York City time) and to expire on September 1, 2004 at 4:00 p.m. Mexico City time (5:00 p.m. New York City time). Rights to acquire the Series L Shares or the ADSs are not negotiable or transferable.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. A copy of the registration statement is available from MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016.

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: August 5, 2004	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer